Pricing Supplement No. 9 dated April 7, 2003 (to Prospectus dated November 18, 2002 and Prospectus Supplement dated November 18, 2002)	Filed under Rule 424(b)(3) File No. 333-90316

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$400,000,000	Floating Rate Notes:	☐	Fixed Rate Notes:	☒
Original Issue Date:	April 15, 2003	Closing Date: April 15, 2003		CUSIP Number:	78442F AQ1
Maturity Date:	April 15, 2015	Option to Extend Maturity:	☒ No ☐ Yes	Specified Currency:	U.S. Dollars
		If Yes, Final Maturity Date:
Redeemable at the option of the Company:	☒ No	Redemption Price:	Not Applicable.
	☐ Yes	Redemption Dates:	Not Applicable.
Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.
	☐ Yes	Repayment Dates:	Not Applicable.
Applicable to Fixed Rate Notes Only:
Interest Rate: 5.00%	Interest Payment Dates:	Each April 15th and October 15th during the term of the Notes, subject to adjustment in accordance with the following business day convention, beginning October 15, 2003.
Interest Accrual Method: 30/360	Interest Periods:
From and including the Closing Date, or each April 15th or October 15th thereafter, as the case may be, to and including the next succeeding April 14th or October 14th, as the case may be, with no adjustment to period end dates for accrual purposes.

JPMorgan	Morgan Stanley
Joint Book-Running Managers

Barclays Capital
Credit Suisse First Boston
Deutsche Bank Securities
Lehman Brothers
UBS Warburg

April 7, 2003

Form:	Book-entry.
Denominations:	$1,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Agents:	The following agents are acting as underwriters in connection with this issuance.
	Agents	Principal Amount of Notes
	J.P. Morgan Securities Inc.	$150,000,000
	Morgan Stanley & Co. Incorporated	150,000,000
	Barclays Capital Inc.	20,000,000
	Credit Suisse First Boston LLC	20,000,000
	Deutsche Bank Securities Inc.	20,000,000
	Lehman Brothers Inc.	20,000,000
	UBS Warburg LLC	20,000,000
	Total	$400,000,000
Issue Price:	99.35%.
Agents' Commission:	0.475%.
Proceeds to Issuer:	98.875%
Net Proceeds:	$395,500,000.
Concession:	0.300%.
Reallowance:	0.250%.
CUSIP Number:	78442F AQ1
ISIN Number:	US78442F AQ19

Certain of the agents will make these Notes available for sale on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between those agents and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from agents utilizing Market Axess's system based on transactions they conduct through the system. These agents will make the Notes available to their respective customers through the Internet, whether made through a proprietary or third-party system, on the same terms as sales made through other channels.

        Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.